



**Open Joint-Stock Company**
**RBC Information Systems**
**75/9 Leninsky Prospekt, Moscow, 119261**

**NOTICE**



**Dear Shareholder,**

**The Company is pleased to notify you of the holding of an extraordinary general shareholders' meeting.**

The Meeting will be held in RBC's office at: building 1, 78 Profsoyuznaya Street, Moscow, on February 7, 2006.

The Meeting will commence at 11 a.m.

Registration of participants will start at the location of the Meeting at 10 a.m. on February 7, 2006.

**<u>Agenda of the Meeting:</u>**



1. Approval of a large transaction.

The Meeting will be held in joint attendance of shareholders with prior distribution of voting ballots.

In the event of the inability (reluctance) of the Company's shareholders to attend the Meeting, they are granted the opportunity to participate in the Meeting by delivering completed voting ballots in person or by post to:

- ZAO Irkol at building 1, 3/4 Boyarsky Pereulok, Moscow 107078;
- OAO RBC Information Systems at building 1, 78 Profsoyuznaya Street, Moscow 117393.

Voting ballots shall be accepted until 6 p.m. on February 4, 2006.

The list of persons eligible to participate in the Meeting has been drawn up based on the registry of owners of securities as of December 26, 2005 (as of end of business day).

Information to be presented to shareholders prior to the Meeting shall be available 20 days before the scheduled date of the Meeting (after January 17, 2006) at OAO RBC Information Systems, building 1, 78 Profsoyuznaya Street, Moscow 117393.

For further information, please contact: +7 (095) 363-11-46.

**Yours faithfully,**
**The Board of Directors**
**OAO RBC Information Systems**